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EXHIBIT (d)(2)

CONFIDENTIALITY AGREEMENT

        This Confidentiality Agreement (this "Agreement"), effective as of October 6, 2016 (the "Effective Date"), is by and between Arctic Cat Inc., a Minnesota corporation ("Arctic Cat"), and Textron Inc., a Delaware corporation with its headquarters located in Providence, Rhode Island ("Recipient").

        WHEREAS, in connection with Recipient's evaluation of a potential strategic transaction to be negotiated between Arctic Cat and Recipient (a "Transaction"), Recipient desires to receive certain information from Arctic Cat that is non-public, confidential, or proprietary in nature; and

        WHEREAS, Arctic Cat desires to disclose to Recipient non-public, confidential, or proprietary information regarding Arctic Cat, subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, Arctic Cat and Recipient agree as follows:

  1.
  Arctic Cat and Recipient agree that, as used in this Agreement, "Confidential Information" shall refer to all information that is not generally known to the public, or that is confidential or proprietary, and is disclosed before, on or after the Effective Date by Arctic Cat to Recipient or its affiliates, or to any employees, officers, directors, partners, shareholders, agents, attorneys, accountants or advisors (collectively, "Representatives") of Recipient or its affiliates, whether disclosed orally or disclosed or accessed in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as "confidential," including, without limitation:

  a)
  all information concerning Arctic Cat's and its affiliates', and their dealers', customers', suppliers', commercial partners' and other third parties', past, present and future business affairs including, without limitation, information regarding products and product plans and designs, services, supplier information, subcontractor information, consultant information, organizational structure and internal practices, forecasts, sales and other financial information and results, records and budgets, banking and investment information, capital investments, current and potential strategic initiatives, partnerships and relationships, pricing or purchasing information, and business, marketing, development, financial, sales and other commercial strategies, plans or proposals, initiatives, techniques, programs, and methods of operation;

  b)
  information relating to proprietary rights and data, ideas, know-how, trade secrets, inventions, licenses, techniques, improvements, design, design concepts and documentation, drawings, schematics, algorithms, source code, object code, research, development, technology, processes, program documentation, product development, electronic data, software owned, licensed or developed by Arctic Cat or its affiliates, formulae, technical information, licenses, pending patentable materials and/or designs, tests and/or test standards or manuals;

  c)
  information relating to employees and employee compensation and benefits;

  d)
  any third-party confidential information included with, or incorporated in, any information provided by Arctic Cat to Recipient or its Representatives;

  e)
  any other information that would reasonably be considered non-public, confidential or proprietary given the nature of the information and the businesses of Arctic Cat and Recipient; and

  f)
  all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations and other materials (collectively, "Notes") prepared by or for

      Recipient or its Representatives that contain, are based on, or otherwise reflect or are derived from, in whole or in part, any of the foregoing.

  2.
  Except as required by applicable federal, state or local law or regulation, the term "Confidential Information" as used in this Agreement shall not include information that:

  a)
  at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any act or omission by Recipient or any of its Representatives;

  b)
  at the time of disclosure is, or thereafter becomes, available to Recipient on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information to Recipient by any legal, fiduciary or contractual obligation;

  c)
  was known by or in the possession of Recipient, as established by documentary evidence, prior to being disclosed by or on behalf of Arctic Cat pursuant to this Agreement; or

  d)
  was or is independently developed by Recipient, as established by documentary evidence, without reference to or use of, in whole or in part, any of Arctic Cat's Confidential Information.

  3.
  Recipient agrees that the Confidential Information shall be used only to evaluate a Transaction and shall not be used for any other purpose or disclosed to any third party except as provided herein. Recipient agrees not to take any action that would, directly or indirectly, cause a law, regulation or court order to require disclosure of any Confidential Information. Notwithstanding the foregoing, in the event that Recipient is required by law or regulation, or a valid order issued by a court or governmental agency of competent jurisdiction, to disclose any Confidential Information, Recipient will: (i) provide Arctic Cat with prompt notice of such requirement prior to the disclosure; (ii) refrain from taking an action if Recipient, by so refraining, would not be required to disclose such Confidential Information; (iii) give Arctic Cat all available information, reasonable assistance and necessary authority to enable Arctic Cat to take the measures that Arctic Cat, in its sole discretion, may deem appropriate or necessary to protect the Confidential Information from disclosure; and (iv) if, after providing such notice to Arctic Cat such that Arctic Cat has had an opportunity to seek protection or another remedy, Recipient remains subject to the requirement to disclose the Confidential Information, limit what is disclosed to the maximum extent possible under law or regulation and use commercially reasonable efforts to obtain assurances from the applicable court or agency that such Confidential Information will be afforded confidential treatment.

  4.
  Recipient agrees that it will comply, and will require its Representatives to comply, with all applicable federal, state and local data protection laws and regulations in the maintenance, disclosure and use of all Personal Information contained in any Confidential Information that is disclosed to the Recipient or its Representatives hereunder. For purposes of this Agreement, "Personal Information" means information that relates to an individual person and identifies or can be used to identify, locate or contact that individual alone or when combined with other personal or identifying information that is or can be associated with that specific individual.

  5.
  Recipient acknowledges that it conducts business in similar and adjacent business spaces as Arctic Cat, and for that reason agrees to hold all Confidential Information in absolute trust and confidence, and to protect and safeguard against the unnecessary dissemination of Confidential Information both inside and outside the Recipient's businesses. Recipient will not disclose or render accessible Confidential Information to Recipient's affiliates unless and until consented to in writing by Arctic Cat. Recipient shall further take all steps necessary and sufficient to ensure that Confidential Information is not rendered accessible to individual Representatives that are not directly involved in evaluating the Transaction. Recipient will further ensure that all individuals who are given access to Confidential Information will be specifically identified to Arctic Cat in writing in advance of being provided access to Confidential Information. Upon written notification, Arctic Cat shall have two business days to object to any individual Recipient being provided access to Confidential Information, unless earlier waived in writing by Arctic Cat. In advance of being provided access to Confidential Information, each individual Recipient will (i) be provided a copy of this Agreement and (ii) execute an acknowledgement in the form provided in Addendum A stating they agree to be bound by and will conduct their investigation in accordance with this Agreement and agree to comply with all applicable on-site access, remote access and related security rules and procedures of Arctic Cat. Recipient will be responsible for any breach of this Agreement by all those who gain access to Confidential Information via Recipient or its Representatives.

  6.
  Except as required by applicable federal, state or local law or regulation, or as otherwise consented to in writing by Arctic Cat, the Recipient shall not, and shall not permit its Representatives to disclose to any person that: (i) the Confidential Information has been made available to Recipient or its Representatives; (ii) that discussions or negotiations may be, or are, underway between the Recipient and Arctic Cat regarding the Confidential Information or a Transaction, including the status thereof; or (iii) any terms, conditions or other arrangements that are being discussed or negotiated in relation to the Confidential Information or a Transaction.

  7.
  Recipient acknowledges that none of Arctic Cat or its Representatives makes any express or implied representation or warranty as to the completeness and accuracy of any Confidential Information, and Recipient agrees that no such persons shall have any liability to Recipient or any of Recipient's Representatives relating to or arising from Recipient's or such Representatives' use of any Confidential Information or for any errors therein or omissions therefrom. Recipient also agrees that Recipient is not entitled to rely on the completeness or accuracy of any Confidential Information and that Recipient shall be entitled to rely solely on such representations and warranties as may be made by Arctic Cat to Recipient in any definitive agreement relating to a Transaction, subject to the terms and conditions of such agreement. For purposes of this Agreement, a "definitive agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid.

  8.
  Arctic Cat hereby retains its entire right, title and interest, including all intellectual property rights, in and to all Confidential Information. Any disclosure of such Confidential Information hereunder shall not be construed as an assignment, grant, option, license or other transfer of any such right, title or interest.

  9.
  Upon expiration or termination of this Agreement, and upon written demand by Arctic Cat at any time, all Confidential Information, including copies, Notes, photographs, and memoranda, produced or taken by Recipient in connection with evaluating a Transaction, whether in hard copy or electronic format, shall be destroyed or returned to Arctic Cat, unless otherwise authorized in writing by Arctic Cat; provided, however, that one copy may be retained for legal files for compliance and regulatory purposes and electronic archives and backups made in the ordinary course of business need not be purged, so long as they are maintained in accordance with the confidentiality provisions of this Agreement. Upon written request, destruction of materials containing Confidential Information shall be certified by an officer of Recipient.

  10.
  No failure or delay by Arctic Cat in exercising any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Recipient agrees that money damages would not be a sufficient remedy for any breach of this Agreement by Recipient or its Representatives, and that in addition to all other remedies Arctic Cat shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach. Recipient further agrees to waive, and to use its reasonable best efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

  11.
  Recipient agrees to promptly notify Arctic Cat of any unauthorized disclosure of Confidential Information or other breaches of this Agreement by Recipient or its Representatives of which Recipient or its Representatives have knowledge and to fully cooperate with Arctic Cat in any effort undertaken by Arctic Cat to enforce its rights related to such unauthorized disclosure.

  12.
  No party to this Agreement shall be under any obligation to enter into any further agreements with the other party or its Representatives as a result of this Agreement. Arctic Cat and its Representatives shall be free at all times to conduct their business, operations and affairs in their sole discretion and to enter into any agreements with any other party, including with the respect to a Transaction. Any such activities by Arctic Cat or its Representatives shall not be a breach of this Agreement.

  13.
  Without the written consent of Arctic Cat, Recipient and its Representatives shall not, during the term of this Agreement and for a period of eighteen months from expiration or termination of this Agreement, solicit for employment any persons who are employees of Arctic Cat or any of its affiliates as of the date of this Agreement or at the time this Agreement expires or is terminated. Nothing contained herein shall preclude the hiring of any such employee who: (i) Recipient was in discussions with regarding possible employment prior to the signing of this Agreement; (ii) responds to a general solicitation of employment through an advertisement not targeted specifically at Arctic Cat or its employees; or (iii) is referred to Recipient by search firms, employment agencies, or other similar entities, provided that such entities have not been specifically instructed by Recipient to solicit the employees of Arctic Cat.

  14.
  In consideration of the Confidential Information being furnished to Recipient, Recipient hereby agrees that, during the term of this Agreement and for a period of eighteen months following the expiration or termination of this Agreement (the "Standstill Period"), neither Recipient nor Recipient's directors, officers, employees or subsidiaries, nor any "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of which Recipient or any of its directors, officers, employees or subsidiaries is a party, will assist or encourage others (including by providing financing) to, directly or indirectly, without the prior written consent or request of the Board of Directors of Arctic Cat or an authorized Special Committee of such Board, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of Arctic Cat or any of its subsidiaries, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets (other than purchases of products in the ordinary course of business), (ii) enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, material asset purchase, business combination, recapitalization, restructuring or other extraordinary transaction involving Arctic Cat or engage in or participate in any way in any transaction regarding control of Arctic Cat, (iii) make, or in any way participate or engage in, any solicitation of proxies to vote or seek to advise or influence any person with respect to the voting of, any voting securities of Arctic Cat, in opposition to the slate of directors nominated by Arctic Cat or any other item of business recommended by Arctic Cat's Board of Directors to be voted on at any meeting of Arctic Cat's shareholders, (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Arctic Cat, (v) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of Arctic Cat, (vi) nominate a competing slate of directors at any meeting of the Company's shareholders, (vii) otherwise act, alone or in concert with others, to seek to control or influence the management or policies of Arctic Cat, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing, or (ix) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

    Recipient further agrees that during the Standstill Period, neither it nor any of its Representatives will, directly or indirectly, without the prior written consent of the Board of Directors of Arctic Cat or an authorized Special Committee of such Board, (x) make any request directly or indirectly, to amend or waive any provision of this Section 14 (including this sentence), or (y) take any action not requested by Arctic Cat that might require Arctic Cat to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph. Notwithstanding the foregoing, the preceding restrictions of this section shall terminate in the event that another person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (a) shall have entered into a definitive agreement with Arctic Cat to acquire a controlling interest in Arctic Cat or all or substantially all of its assets or (b) has launched or publicly stated its intention to launch a tender or exchange offer for a majority of Arctic Cat's capital stock and Arctic Cat files a Schedule 14D-9 with respect to such offer that recommends acceptance of such tender or exchange offer.

  15.
  Recipient hereby acknowledges that it is aware, and that it will advise its Representatives who receive any Confidential Information, that the United States securities laws prohibit any person who has received from an issuer material, nonpublic information from purchasing or selling securities of such issuer (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

  16.
  Recipient agrees to defend, indemnify and hold harmless Arctic Cat, its affiliates and their respective Representatives, successors and permitted assigns from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees, in connection with any third party claim, suit, action or proceeding arising out of or resulting from a material breach of this Agreement by Recipient or any of its Representatives.

  17.
  This Agreement shall be governed by the laws of the State of Minnesota. Arctic Cat reserves the right to assign all of its rights under this Agreement to any of its affiliates or to a successor in interest to the business of Arctic Cat, including the right to enforce this Agreement. Recipient hereby consents to any such assignment. Recipient shall not assign any of its rights or delegate any of its obligations hereunder without Arctic Cat's prior written consent. Any purported assignment or delegation by Recipient shall be null and void.

  18.
  The term of this Agreement shall commence on the Effective Date and shall expire one year from the Effective Date, provided that either Party may terminate this Agreement at any time by providing written notice to the other Party. In addition, Recipient agrees to promptly inform Arctic Cat if Recipient determines not to proceed with a Transaction. Notwithstanding anything to the contrary herein, each Party's rights and obligations under this Agreement shall survive the expiration or termination of this Agreement for a period of three years from the date of such expiration or termination, even after the return or destruction of Confidential Information by Recipient (the "Survival Period"), provided the provisions of Sections 13 and 14 of this Agreement shall expire as provided in such Sections, and provided further that, with respect to the trade secrets of Arctic Cat, the Survival Period shall last for as long as such Confidential Information qualifies as a trade secret under applicable federal, state or local law, and with respect to Personal Information disclosed by Arctic Cat, the Survival Period shall last for the period of time required under applicable federal state and/or local law.

  19.
  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered and received by hand; (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or electronic transmission if sent during normal business hours of the recipient of the communication; or (d) on the third calendar day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth on the signature page hereto (or such other addresses as designated from time to time in accordance with this section).

  20.
  This Agreement contains the entire agreement between Arctic Cat and Recipient concerning the subject matter hereof, and no provision of this Agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized Representative of each of Arctic Cat and Recipient, which writing specifically refers to this Agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this Agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

  21.
  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

  22.
  This Agreement may be executed in one or more counterparts (including by means of facsimile or electronically transmitted portable document format (PDF) signature pages), each of which shall be deemed to be an original, but all of which together shall constitute and be one and the same instrument.

Upon execution hereof by both Arctic Cat and Recipient, this Agreement shall become a binding agreement between Arctic Cat and Recipient.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

ARCTIC CAT INC.		TEXTRON INC.
By:	/s/ CHRISTOPHER T. METZ	By:	/s/ SCOTT HEGSTROM
Name: Christopher T. Metz		Name: Scott Hegstrom
Title: President and Chief Executive Officer		Title: Vice President, Mergers & Acquisitions
Address: 500 North 3d Street, Minneapolis, MN 55401		Address: 40 Westminster Street, Providence, RI 02903
Telephone: 612-305-1802		Telephone: 401-457-2386
Fax:		Fax:	401-457-3611

[Signature Page to Confidentiality Agreement]

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  EXHIBIT (d)(2)
CONFIDENTIALITY AGREEMENT